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        VAN KAMPEN MUNICIPAL INCOME TRUST - SERIES A CUSIP - 920-909-207
        VAN KAMPEN MUNICIPAL INCOME TRUST - SERIES B CUSIP - 920-909-306 VAN KAMPEN MUNICIPAL INCOME TRUST - SERIES C CUSIP - 920-909-405

                        NOTICE OF PROPOSED REORGANIZATION



                  NOTICE IS HEREBY GIVEN that VAN KAMPEN MUNICIPAL INCOME TRUST ("Municipal Income Trust") is scheduled to reorganize into VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS (the "Acquiring Fund") after the close of business on October 7, 2005.

                  The Acquiring Fund currently has four series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have seven series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, Series B APS, Series C APS and Series D APS and (ii) the Acquiring Fund will issue three new series of APS ("Acquiring Fund Series E APS", "Acquiring Fund Series F APS" and "Acquiring Fund Series G APS") in exchange for Municipal Income Trust's existing rate adjusted tax-exempt shares ("RATES") ("Municipal Income Trust Series A RATES", "Municipal Income Trust Series B RATES" and "Municipal Income Trust Series C RATES"). Twenty shares of Acquiring Fund Series E APS, Acquiring Fund Series F APS and Acquiring Fund Series G APS, respectively, will be issued in exchange for each share of Municipal Income Trust Series A RATES, Municipal Income Trust Series B RATES and Municipal Income Trust Series C RATES, respectively, so that the liquidation preference for Acquiring Fund Series E APS, Acquiring Fund Series F APS and Acquiring Fund Series G APS will be $25,000 per share. The number of days in the regular dividend period for Acquiring Fund Series E APS, Acquiring Fund Series F APS and Acquiring Fund Series G APS will remain the same as the existing Municipal Income Trust Series A RATES, Municipal Income Trust Series B RATES and Municipal Income Trust Series C RATES, respectively (i.e., an auction for Acquiring Fund Series E APS, Acquiring Fund Series F APS and Acquiring Fund Series G APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

                  The previous auction for Municipal Income Trust Series A RATES occurred on September 30, 2005. On October 7, 2005, holders of Municipal Income Trust Series A RATES will receive i) a dividend representing the five day period from October 3, 2005 through October 7, 2005 and ii) twenty Acquiring Fund Series E APS in exchange for each share of Municipal Income Trust Series A RATES. The initial dividend rate for the Acquiring Fund Series E APS will be the rate as determined at the September 30, 2005 auction for Municipal Income Trust Series A RATES, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series E APS, which is expected to be on October 28, 2005 (i.e., 28 days after September 30, 2005).

                  The previous auction for Municipal Income Trust Series B RATES occurred on September 9, 2005. On October 7, 2005, holders of Municipal Income Trust Series B RATES will receive i) a dividend representing the twenty-six day period from September 12, 2005 through October 7, 2005 and ii) twenty Acquiring Fund Series F APS in exchange for each share of Municipal Income Trust Series B RATES. The initial dividend rate for the Acquiring Fund Series F APS will be the rate as determined at the October 7, 2005 auction for Municipal Income Trust Series B RATES, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series F APS, which is expected to be on November 4, 2005 (i.e., 28 days after October 7, 2005).

                  The previous auction for Municipal Income Trust Series C RATES occurred on September 16, 2005. On October 7, 2005, holders of Municipal Income Trust Series C RATES will receive i) a dividend representing the nineteen day period from September 19, 2005 through October 7, 2005 and ii) twenty Acquiring Fund Series G APS in exchange for each share of Municipal Income Trust Series C RATES. The initial dividend rate for the Acquiring Fund Series G APS will be the rate as determined at the September 16, 2005 auction for Municipal Income Trust Series C RATES, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series G APS, which is expected to be on October 14, 2005 (i.e., 28 days after September 16, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                       VAN KAMPEN MUNICIPAL INCOME TRUST


Dated:  September 30, 2005             By: /s/ PHILLIP G. GOFF
                                         ---------------------
                                           Phillip G. Goff
                                           Chief Financial Officer and Treasurer